082-01251

IMPERIAL

RECEIVED
2006 JUL 31 A 10:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

19 July 2006

06015570

SUPPL

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

Imperial One Intl Ltd

Dear Anne,

RE: ADR FACILITY

Please find enclosed a copy of the following announcement which was lodged with the Australian Stock Exchange Limited.

- Natural Gas Development Update – Carrolltown Project lodged on 18 July 2006

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

PROCESSED
AUG 02 2006
THOMSON
FINANCIAL

7/31

Imperial Corporation Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 2550

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/07/2006

TIME: 15:21:29

TO: IMPERIAL CORPORATION LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Natural Gas Production Carrolltown Project

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IMPERIAL

18 July 2006

The Company Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

Dear Sir

Re: NATURAL GAS PRODUCTION
CARROLLTOWN PROJECT

Carrolltown Project

The Directors of Imperial One Limited are pleased to announce that the Company, through its joint venture with American Natural Resources LLC, has commenced operations as a natural gas producer in North America. Natural gas from the first 4 wells of its recent 10 well development program is being sold to Dominion Field Services Inc. at prevailing Appalachian market prices.

Over the startup period the first 4 wells have been have been choked off to produce in total between 500 to 600 mcf per day. Ongoing production flow data will become available once the wells have been in-line for at least a 3 month period. Pre-production testing has shown all 10 wells to be commercially viable, with all wells being bought into production over the next few weeks.

The wells were part of an initial 10 well, natural gas drilling program in an area known as the 'Carrolltown Prospect', south western Pennsylvania. Carrolltown offers a low-cost, low risk opportunity to participate in a development drilling program, with sufficient acreage for the drilling of over 50 development wells. The joint venture is expected to commence drilling on the next 5 well program in the short term, subject to drilling rig availability.

Joint Venture

Subject to financing arrangements, the joint venture now has in excess of 150 development natural gas drilling locations in the Appalachian Basin. Details of the joint venture are:

Imperial Working Interest:	75.0%.
Imperial Net Revenue interest:	60.9375%.
Operator:	American Natural Resources LLC, Belle Vernon, Pennsylvania.

Imperial will contribute on a proportional cost basis for the well, total cost being US$250,000, to drill, complete and connect to the distribution network.

Imperial Corporation Limited ACN 002 148 361 • Level 7, 3 Spring Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244

American Natural Resources LLC ("ANR")

In 2005, Imperial Resources entered into a joint venture agreement with ANR an American company and the operator of the development drilling program. The combined experience in the oil and gas industry of the two principals of ANR totals more than 60 years. This includes their involvement in the drilling of more than 1,000 wells in the Appalachian Basin. Each has worked in various phases of the industry. The experience and knowledge obtained over the years has created the background necessary to locate and develop successful oil and gas prospects.

ANR will invest 25% of the capital in the drilling program.

The Appalachian Basin

Hydrocarbon production has existed for over 100 years in Appalachian Basin with thousands of wells having been drilled. Historically around one third of the natural gas wells drilled in the United States each year are in the Appalachian Basin (Pennsylvania, West Virginia, Ohio, New York). The reasons for this high rate of drilling activity lie in the characteristics of the Appalachian Basin gas wells. Success rate for a natural gas producing well is, on average, greater than 95% with many wells in this region remaining in production for in excess of 40 years. In addition, the close proximity to market consumption in the Northeast United States commands a higher price per mcf (thousand cubic feet) than in other parts of the United States.

Yours faithfully

Bruce McLeod
Chairman